Relmada Therapeutics, Inc.

880 Third Avenue, 12th Floor

New York, NY 10022

October 28, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento and Celeste Murphy

Re:	Relmada Therapeutics, Inc.
Registration Statement on Form S-3
Filed October 18, 2019
File No. 333-234262

Dear Ms. Sarmento:

We are in receipt of your comment letter dated October 25, 2019 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the staff. For your convenience, the matters are listed below, followed by Relmada Therapeutics, Inc.’s (the “Company”) responses:

Forum for Adjudication of Disputes, page 20

1.	Your forum selection provision identifies a Nevada state court as the exclusive forum for certain litigation, including any “derivative action.” We note your disclosure that this provision applies to claims arising under the Securities Act and the Exchange Act. Please note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In response to the staff's comments on your Registration Statement on Form S-1, File No. 333-233228, you disclosed that you did not intend for the provision to apply to Exchange Act claims. If that is still true, please revise this prospectus to clarify that you do not intend for the exclusive forum provision to apply to Exchange Act claims.

Response:

On page 20 we have revised the prospectus to clarify that the company does not intend for the exclusive forum provision to apply to Exchange Act claims.

Incorporation of Documents by Reference, page 25

2.	We note that you have not incorporated by reference Exchange Act filings made prior to the effective date of the registration statement. In that regard, please revise to incorporate by reference your Current Report on Form 8-K filed on October 21, 2019. Refer to Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response:

On page 25 we have revised the prospectus to incorporate by reference our Current Report on Form 8-K filed on October 21, 2019.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Relmada Therapeutics, Inc.

By:	/s/ Sergio Traversa
Sergio Traversa
Chief Executive Officer